UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 11, 2012	By	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

RESOLUTIONS PASSED AT THE BOARD MEETING

AND

PROPOSED APPOINTMENT OF DIRECTOR

Pursuant to the articles of association and the rules for the meeting of the board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the fourteenth ordinary meeting (the “Meeting”) of the sixth session of the board (the “Board”) of directors (the “Directors”) of the Company was held on 11 May 2012, through correspondence. The following resolution was unanimously agreed and passed at the Meeting:

Considered and approved the nomination of Mr. Tang Bing (唐兵) (“Mr. Tang”) as a Director of the sixth session of the Board with the same term of service as the current session of the Board (the “Proposed Appointment”); to submit the Proposed Appointment to the 2011 annual general meeting of the Company for consideration.

The biographical details of Mr. Tang are as follows:

Mr. Tang, aged 45, is currently a Vice President of the Company and party member of China Eastern Air Holding Limited (中國東方航空集團公司) (“CEA Holding”). Mr. Tang joined the civil aviation industry in 1993. He served as deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of 中國南方航空有限公司 (China Southern Airlines Company Limited), deputy director of the Business Development Department of 廣州飛機維修工程有限公司 (Guangzhou Aircraft Maintenance Engineering Co., Ltd.), and vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.). From December 2005 to March 2007, he served as office director of China Southern Airlines Holding Company. From March 2007 to December 2007, he was the president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited (a company listed on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited). From May 2009 to December 2009, he was appointed as general manager of the Beijing Branch of the Company. He served as a director and general manager of Shanghai Airlines Co., Ltd. (上海航空股份有限公司) (“Shanghai Airlines”) from January 2010 to December 2011 and was appointed as the chairman of Shanghai Airlines in January 2012. He has served as the Vice President of the Company since February 2010. He has served as a party member of CEA Holding since May 2011. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a master of business administration degree (MBA) from the Administration Institute of Sun Yat-sen University and an EMBA degree from the School of Economics and Management of Tsinghua University.

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Tang has not held any other position with the Company and its subsidiaries; (ii) Mr. Tang has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Tang has not held any other major appointments and professional qualifications preceding the date of this announcement; (iv) Mr. Tang does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this announcement, Mr. Tang does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Tang has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Tang will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matters in relation to the appointment of Mr. Tang which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that needs to be brought to the attention of the Company’s shareholders.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

11 May 2012

-2-